

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Mr. Brad Pyatt
Chief Executive Officer
MusclePharm Corporation
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: MusclePharm Corporation**
> **Information Statement on Form PRE 14C**
> **Filed January 30, 2012**
> **File No. 000-53166**

Dear Mr. Pyatt:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Joseph Lucosky
        Lucosky Brookman LLP
        33 Wood Avenue South, 6th Floor
        Iselin, NJ 08830